EXHIBIT 99.1

June 4, 2020

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

United States of America

Commissioners:

We have read the statements made by Dunxin Financial Holdings Limited under Item 16F of its Form 6-K dated June 4, 2020. We agree with the statements concerning our Firm in such Form 6-K; we are not in a position to agree or disagree with other statements of Dunxin Financial Holdings Limited contained therein.

Very truly yours,

Marcum Bernstein & Pinchuk LLP